UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Zynga Inc.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

98986T108

(CUSIP Number)

December 30, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98986T108	Page 2 of 13

1.	Name of Reporting Person: Silver Lake Partners III, L.P. I.R.S. Identification Nos. of above persons (entities only): Not required
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 23,061,074 (1)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 23,061,074 (1)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,061,074 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 16.0% (2)
12.	Type of Reporting Person (See Instructions): PN

(1)	Represents 23,061,074 shares of Class B common stock held by Silver Lake Partners III, L.P., which are treated as converted into Class A common stock only for the purposes of this Schedule 13G. Shares of Class B common stock are convertible into shares of Class A common stock on a 1:1 basis at any time at the option of the holder.
(2)	Percentage ownership has been determined based on (a) 121,381,032 shares of Class A common stock outstanding as of December 31, 2011 based on information provided by the Issuer and (b) the assumed issuance of 23,061,074 shares of Class A common stock upon the conversion of the shares of Class B common stock held by the Reporting Persons into shares of Class A common stock and (c) no conversions of Class B common stock or Class C common stock into Class A common stock by other holders of such classes of common stock. As of October 31, 2011, the Reporting Persons owned approximately 4.0% of the outstanding Class B common stock. Except as otherwise expressly provided in the Issuer’s amended and restated certificate of incorporation or required by applicable law, all shares of Class A common stock, Class B common stock and Class C common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all economic matters. In addition, holders of Class A common stock, Class B common stock and Class C common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders and, based on the number of shares of Class A common stock outstanding as of December 31, 2011, 565,044,530 shares of Class B common stock and 20,517,472 shares of Class C common stock outstanding, each as of October 31, 2011, and no conversions of any Class B common stock or Class C common stock into Class A common stock since October 31, 2011, the Reporting Persons would own less than 4.0% of the combined class.

CUSIP No. 98986T108	Page 3 of 13

1.	Name of Reporting Person: Silver Lake Technology Investors III, L.P. I.R.S. Identification Nos. of above persons (entities only): Not required
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 243,644 (1)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 243,644 (1)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 243,644 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.2% (2)
12.	Type of Reporting Person (See Instructions): PN

(1)	Represents 243,644 shares of Class B common stock held of record by Silver Lake Technology Investors III, L.P., which are treated as converted into Class A common stock only for the purposes of this Schedule 13G. Shares of Class B common stock are convertible into shares of Class A common stock on a 1:1 basis at any time at the option of the holder.
(2)	Percentage ownership has been determined based on (a) 121,381,032 shares of Class A common stock outstanding as of December 31, 2011 based on information provided by the Issuer and (b) the assumed issuance of 243,644 shares of Class A common stock upon the conversion of the shares of Class B common stock held by the Reporting Persons into shares of Class A common stock and (c) no conversions of Class B common stock or Class C common stock into Class A common stock by other holders of such classes of common stock.

CUSIP No. 98986T108	Page 4 of 13

1.	Name of Reporting Person: Silver Lake Technology Associates III, L.P. I.R.S. Identification Nos. of above persons (entities only): Not required
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 23,304,718 (1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 23,304,718 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,304,718 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 16.1% (2)
12.	Type of Reporting Person (See Instructions): PN

(1)	Represents (a) 23,061,074 shares of Class B common stock held by Silver Lake Partners III, L.P. and (b) 243,644 shares of Class B common stock held of record by Silver Lake Technology Investors III, L.P., which are treated as converted into Class A common stock only for the purposes of this Schedule 13G. Shares of Class B common stock are convertible into shares of Class A common stock on a 1:1 basis at any time at the option of the holder.
(2)	Percentage ownership has been determined based on (a) 121,381,032 shares of Class A common stock outstanding as of December 31, 2011 based on information provided by the Issuer and (b) the assumed issuance of 23,304,718 shares of Class A common stock upon the conversion of the shares of Class B common stock held by the Reporting Persons into shares of Class A common stock and (c) no conversions of Class B common stock or Class C common stock into Class A common stock by other holders of such classes of common stock. As of October 31, 2011, the Reporting Persons owned approximately 4.0% of the outstanding Class B common stock. Except as otherwise expressly provided in the Issuer’s amended and restated certificate of incorporation or required by applicable law, all shares of Class A common stock, Class B common stock and Class C common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all economic matters. In addition, holders of Class A common stock, Class B common stock and Class C common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders and, based on the number of shares of Class A common stock outstanding as of December 31, 2011, 565,044,530 shares of Class B common stock and 20,517,472 shares of Class C common stock outstanding, each as of October 31, 2011, and no conversions of any Class B common stock or Class C common stock into Class A common stock since October 31, 2011, the Reporting Persons would own less than 4.0% of the combined class.

CUSIP No. 98986T108	Page 5 of 13

1.	Name of Reporting Person: SLTA III (GP), L.L.C. I.R.S. Identification Nos. of above persons (entities only): Not required
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 23,304,718 (1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 23,304,718 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,304,718 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 16.1% (2)
12.	Type of Reporting Person (See Instructions): CO

(1)	Represents (a) 23,061,074 shares of Class B common stock held by Silver Lake Partners III, L.P. and (b) 243,644 shares of Class B common stock held of record by Silver Lake Technology Investors III, L.P., which are treated as converted into Class A common stock only for the purposes of this Schedule 13G. Shares of Class B common stock are convertible into shares of Class A common stock on a 1:1 basis at any time at the option of the holder.
(2)	See footnote 2 to the cover page for Silver Lake Technology Associates III, L.P.

CUSIP No. 98986T108	Page 6 of 13

1.	Name of Reporting Person: Silver Lake Group, L.L.C. I.R.S. Identification Nos. of above persons (entities only): Not required
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 23,304,718 (1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 23,304,718 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,304,718 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 16.1% (2)
12.	Type of Reporting Person (See Instructions): CO

(1)	Represents (a) 23,061,074 shares of Class B common stock held by Silver Lake Partners III, L.P. and (b) 243,644 shares of Class B common stock held of record by Silver Lake Technology Investors III, L.P., which are treated as converted into Class A common stock only for the purposes of this Schedule 13G. Shares of Class B common stock are convertible into shares of Class A common stock on a 1:1 basis at any time at the option of the holder.
(2)	See footnote 2 to the cover page for Silver Lake Technology Associates III, L.P.

CUSIP No. 98986T108	Page 7 of 13

Item 1(a).	Name of Issuer:

Zynga Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

699 Eighth Street

San Francisco, CA 94103

Item 2(a).	Name of Person(s) Filing:

The persons filing this Schedule are Silver Lake Partners III, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Associates III, L.P., SLTA III (GP), L.L.C. and Silver Lake Group, L.L.C. (each, a “Reporting Person” and, together, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

For purposes of this filing, the address of the principal business office of the Reporting Persons is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

Item 2(c).	Citizenship:

See Item 4 of the cover pages to this Schedule 13G.

Item 2(d).	Title of Class of Securities:

This Schedule 13G relates to the Class A common stock, par value $0.00000625 per share, of Zynga Inc.

Item 2(e).	CUSIP Number:

98986T108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated by reference for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 98986T108	Page 8 of 13

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit B.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 98986T108	Page 9 of 13

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

SILVER LAKE PARTNERS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ KAREN M. KING
Name: Karen M. King
Title: Managing Director and Chief Legal Officer

SILVER LAKE TECHNOLOGY INVESTORS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ KAREN M. KING
Name: Karen M. King
Title: Managing Director and Chief Legal Officer

SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P.

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ KAREN M. KING
Name: Karen M. King
Title: Managing Director and Chief Legal Officer

CUSIP No. 98986T108	Page 10 of 13

SLTA III (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ KAREN M. KING
Name: Karen M. King
Title: Managing Director and Chief Legal Officer

SILVER LAKE GROUP, L.L.C.

By:	/s/ KAREN M. KING
Name: Karen M. King
Title: Managing Director and Chief Legal Officer

CUSIP No. 98986T108	EXHIBIT A	Page 11 of 13

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2012

SILVER LAKE PARTNERS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ KAREN M. KING
Name: Karen M. King
Title: Managing Director and Chief Legal Officer

SILVER LAKE TECHNOLOGY INVESTORS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ KAREN M. KING
Name: Karen M. King
Title: Managing Director and Chief Legal Officer

SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P.

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ KAREN M. KING
Name: Karen M. King
Title: Managing Director and Chief Legal Officer

CUSIP No. 98986T108	EXHIBIT A	Page 12 of 13

SLTA III (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ KAREN M. KING
Name: Karen M. King
Title: Managing Director and Chief Legal Officer

SILVER LAKE GROUP, L.L.C.

By:	/s/ KAREN M. KING
Name: Karen M. King
Title: Managing Director and Chief Legal Officer

CUSIP No. 98986T108	EXHIBIT B	Page 13 of 13

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Silver Lake Partners III, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Associates III, L.P., SLTA III (GP), L.L.C. and Silver Lake Group, L.L.C. are filing this statement on Schedule 13G as a group.

Silver Lake Partners III, L.P. is a Delaware limited partnership. Its general partner is Silver Lake Technology Associates III, L.P., a Delaware limited partnership.

Silver Lake Technology Investors III, L.P. is a Delaware limited partnership. Its general partner is Silver Lake Technology Associates III, L.P., a Delaware limited partnership.

Silver Lake Technology Associates III, L.P. is a Delaware limited partnership. Its general partner is SLTA III (GP), L.L.C., a Delaware limited liability company.

SLTA III (GP), L.L.C. is a Delaware limited liability company. Its sole member is Silver Lake Group, L.L.C., a Delaware limited liability company.

Silver Lake Group, L.L.C. is a Delaware limited liability company. Silver Lake Group, L.L.C. is controlled by Michael Bingle, James Davidson, Egon Durban, Kenneth Hao, Glenn Hutchins, Gregory Mondre and David Roux. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Michael Bingle, James Davidson, Egon Durban, Kenneth Hao, Glenn Hutchins, Gregory Mondre or David Roux is the beneficial owner of the securities referred to herein, and such beneficial ownership is expressly disclaimed, except to the extent of each individual’s pecuniary interest.